Paul Hastings LLP

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Twenty-Fourth Floor

San Francisco, CA 94105-3441

telephone (415) 856-7000

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www.paulhastings.com

August 7, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Kayne Anderson MLP Investment Company (File No. 811-21593)

Kayne Anderson Energy Total Return Fund, Inc. (File No. 811-21750)

Preliminary Proxy Statement

Ladies and Gentlemen:

On behalf of our clients, Kayne Anderson MLP Investment Company,and Kayne Anderson Energy Total Return Fund, Inc. (each, a “Company”), and pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, and Rule 20a-1 under the Investment Company Act of 1940, as amended, we transmit herewith for filing a preliminary proxy statement and form of proxy in connection with the Special Meeting of Stockholders (the “Special Meeting”) of the Companies expected to be held in October 2015.

The purpose of the Special Meeting is to approve a new investment management agreement between each Company and its current investment adviser. The current investment management agreement is expected to terminate automatically as a result of a proposed change of control of the investment adviser, as described further in these preliminary proxy materials.

It is anticipated that the proxy materials will be sent to shareholders in late August 2015.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth

for PAUL HASTINGS LLP